UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enclosure: A press release dated August 23, 2023 announcing the completion of the merger of Beltel Telekomünikasyon Hizmetleri A.Ş. with Turkcell.

Istanbul, August 23, 2023

Announcement Regarding the Completion of the Facilitated Merger of Beltel Telekomünikasyon Hizmetleri A.Ş. with Turkcell

The transactions of the "Merger via Facilitated Procedure" with our wholly owned subsidiary Beltel Telekomünikasyon Hizmetleri A.Ş. (“Beltel”) have been completed, and the transaction has been registered to the Trade Registry.

Board Decision Date	: 30.03.2023
Merger Model	: Merger Through Acquisition
Date Of Financial Statements Base To Merger	: 31.12.2022
Currency Unit	: TRY

Acquired Company	Trading On The Stock Exchange/Not Trading On The Stock Exchange
Beltel Telekomünikasyon Hizmetleri A.Ş.	Not Trading On The Stock Exchange

Share Group Info	Paid In Capital	Amount Of Capital To Be Increased Due To The Acquisition (TRY)	Capital To Be Decreased (TRY)	Target Capital	New Shares To Be Given Due To Merger
Group A, Not Trading, TRETCEL00012	330,000,000			330,000,000
Group B, TCELL, TRATCELL91M1	1,870,000,000			1,870,000,000

	Paid In Capital	Amount Of Capital To Be Increased Due To The Acquisition	Capital To Be Decreased	Target Capital
TOTAL	TRY 2,200,000,000	TRY 0	TRY 0	TRY 2,200,000,000

CMB Application Date Regarding the Merger	26.04.2023
CMB Application Result Regarding the Merger	Approval
CMB Approval Date Regarding the Merger	27.07.2023
Registration Date Regarding the Merger	23.08.2023

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 23, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 23, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)